Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

DCT Industrial Trust Inc.:

We consent to the use of our reports dated March 7, 2006, except as to paragraphs 5, 21, 22, and 28 of note 2; paragraph 7 of note 5; note 18; and note 21, which are as of November 22, 2006, with respect to the consolidated balance sheets of DCT Industrial Trust Inc. (formerly, Dividend Capital Trust Inc.) and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2005, and the related financial statement schedule, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

KPMG LLP

Denver, Colorado

December 7, 2006